February 4, 2019

Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT III, LLC
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

       Re: Fundrise Growth eREIT III, LLC
           Offering Statement on Form 1-A
           Filed December 21, 2018
           File No. 024-10926

Dear Mr. Miller:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2018 letter.

Form 1-A filed December 21, 2018

General

1. We note your response to prior comment 4 and the template provided as Appendix A.
       Please revise your template to (i) more specifically break down the components of your real estate investments; (ii) remove any reference to `market value' of your shares; and
       (iii) clarify that your NAV is not based on, nor intended to comply with, fair value standards under GAAP and may not be indicative of the price that you would receive for your assets at current market conditions.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 Benjamin S. Miller
Fundrise Growth eREIT III, LLC
February 4, 2019
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Kristina Marrone, Staff Accountant, at 202-551-3429 or Kevin
Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-
Advisor, at 202-551-3207 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin S. Miller
                                                           Division of
Corporation Finance
Comapany NameFundrise Growth eREIT III, LLC
                                                           Office of Real
Estate and
February 4, 2019 Page 2                                    Commodities
FirstName LastName